Exhibit 99.1

Fiat Chrysler Automobiles announces that FCA US LLC issued today US retail sales in June 2015

FCA US LLC Reports June 2015 U.S. Sales Increased 8 Percent; Best June Sales Since 2006

•	63rd-consecutive month of year-over-year sales gains

•	Jeep® brand sales up 25 percent; best June sales ever

•	Jeep Wrangler, Jeep Cherokee and Jeep Patriot record their best June sales ever

•	Chrysler 200 sales up 153 percent; best June sales ever

•	Dodge Journey records best monthly sales ever

•	Seven FCA US vehicles post sales records in June

Auburn Hills, Mich., July 1, 2015 - FCA US LLC today reported U.S. sales of 185,035 units, an 8 percent increase compared with sales in June 2014 (171,086 units), and the group’s best June sales since 2006.

The Chrysler, Jeep® and Ram Truck brands each posted year-over-year sales gains in June compared with the same month a year ago. The Chrysler brand’s 28 percent increase was the largest sales gain of any FCA US brand during the month. The group extended its streak of year-over-year sales gains to 63-consecutive months.

“June represented another strong month for our company with sales up 8 percent and our 63rd-consecutive month of year-over-year sales increases,” said Reid Bigland, Head of U.S. Sales. “Our all-new Jeep Renegade and Fiat 500X inventory started to arrive at dealerships in greater volume during June positioning us well for the summer-selling season.”

Seven FCA US vehicles set records in the month of June, including the Chrysler 200, which posted the largest percentage increase of any FCA US vehicle in the month. Sales of the 200 were up 153 percent, the mid-size sedan’s best June sales ever. The Dodge Journey crossover recorded its best monthly sales ever, while the Jeep Wrangler, Jeep Cherokee, Jeep Patriot, Dodge Challenger and Ram ProMaster each recorded their best June sales ever.

FCA US finished the month of June with a 78-day supply of inventory (577,522 units). U.S. industry sales figures for June are internally projected at an estimated 17.5 million units Seasonally Adjusted Annual Rate (SAAR).

Chrysler Brand

Chrysler brand sales were up 28 percent, the brand’s best June sales since 2007 and its 12th-consecutive month of year-over-year sales gains. Sales of the Chrysler 200 were up 153 percent in June, the mid-size sedan’s best June sales ever and the largest year-over-year percentage gain of any FCA US vehicle in the month. It was the 10th-consecutive month that the 200 posted a sales record. Sales of the Chrysler 300 were up 11 percent in June, the flagship sedan’s best June sales since 2013. The 300 ranked the highest in the Large Car segment in J.D. Power’s 2015 U.S. Initial Quality Study (IQS) last month. The study is based on responses from more than 84,000 owners of new 2015 model year vehicles during the first 90 days of ownership.

Jeep® Brand

Jeep brand sales increased 25 percent, the brand’s best June sales ever and its 21st-consecutive month of year-over-year sales gains. The Jeep brand has set a sales record in every month dating back to November 2013. Three Jeep brand vehicles set records in June. The Wrangler, Cherokee, and Patriot each posted their best June sales ever. The Wrangler, with its 17 percent increase, recorded its second-best sales month this year. The Patriot’s 41 percent year-over-year increase was the largest sales percentage gain of any Jeep brand model for the month. The all-new Jeep Renegade, the most capable small sport-utility vehicle (SUV), had sales of 4,858 units in its third full month in the market, up 10 percent compared with sales in the previous month of May. The Wrangler was the winner of the Edmunds.com 2015 Best Retained Value® Awards in the Midsize Traditional SUV category last month.

Ram Truck Brand

Ram Truck brand sales, which include the Ram pickup truck, Ram ProMaster, Ram ProMaster City, and Ram Cargo Van, were up 2 percent, the brand’s best June sales since 2007. Sales of the Ram pickup truck were up 1 percent in June, the pickup’s best June sales in 11 years. Sales of the Ram ProMaster van increased 97 percent, its best June sales since the full-size van was launched in October 2013. The ProMaster was the winner in the Edmunds.com 2015 Best Retained Value Awards last month. The ProMaster won in the Large Commercial Van segment.

Dodge Brand

Both the Dodge Challenger and Dodge Journey posted June sales records. Challenger sales were up 56 percent in June, the muscle car’s fifth sales record this year. The Challenger earned the top spot in the Edmunds.com 2015 Best Retained Value Awards in the Entry Sports Car category last month, and was best in the Midsize Sporty Car segment in J.D. Power’s Initial Quality Study. Journey sales were up 32 percent, the full-size crossover’s best monthly sales ever. Dodge brand sales were down 14 percent in June, compared with the same month a year ago. The brand was without minivan production for three months this year during model changeover at the Windsor Assembly Plant in Canada, where the Dodge Grand Caravan and Chrysler Town & Country are built. The plant resumed production in late May and minivans are now arriving in larger numbers in dealerships across the country.

FIAT Brand

FIAT studios began taking their first deliveries last month of the all-new 2016 Fiat 500X. FIAT dealers sold 324 of the all-new crossover in June and will see greater numbers of the new model arriving this month as production is ramped up. FIAT brand sales, which include the Fiat 500, 500L, and 500X were down 30 percent in June, compared with the same month a year ago.

FCA US LLC Sales Summary June 2015

	Month Sales		Vol %	CYTD Sales		Vol %
Model	Curr Yr	Pr Yr	Change	Curr Yr	Pr Yr	Change
Alfa 4C	25	0	New	320	0	New
ALFA BRAND	25	0	New	320	0	New
500	2,283	3,328	-31%	15,390	18,179	-15%
500L	530	1,150	-54%	6,076	6,793	-11%
500X	324	0	New	332	0	New
FIAT BRAND	3,137	4,478	-30%	21,798	24,972	-13%
200	18,560	7,345	153%	106,569	45,178	136%
300	3,965	3,566	11%	24,715	26,014	-5%
Town & Country	8,284	13,115	-37%	38,964	69,876	-44%
CHRYSLER BRAND	30,809	24,026	28%	170,248	141,068	21%
Compass	3,885	5,302	-27%	26,667	33,092	-19%
Patriot	9,691	6,873	41%	59,635	43,928	36%
Wrangler	19,159	16,439	17%	102,450	85,737	19%
Cherokee	18,472	13,337	39%	105,426	80,432	31%
Grand Cherokee	15,464	15,055	3%	93,080	89,613	4%
Renegade	4,858	0	New	14,431	0	New
JEEP BRAND	71,529	57,006	25%	401,689	332,802	21%
Dart	6,702	7,225	-7%	49,055	37,967	29%
Avenger	113	5,344	-98%	1,011	40,463	-98%
Charger	7,703	8,444	-9%	50,761	49,767	2%
Challenger	6,845	4,377	56%	37,011	26,281	41%
Viper	62	36	72%	351	354	-1%
Journey	9,827	7,448	32%	51,283	47,151	9%
Caravan	7,512	12,457	-40%	36,876	72,066	-49%
Durango	4,693	4,983	-6%	30,794	32,875	-6%
DODGE BRAND	43,457	50,314	-14%	257,142	306,924	-16%
Ram P/U	33,332	33,149	1%	212,716	203,860	4%
Cargo Van	79	982	-92%	3,075	4,790	-36%
ProMaster Van	2,223	1,131	97%	12,077	5,707	112%
ProMaster City	444	0	New	3,078	0	New
RAM BRAND	36,078	35,262	2%	230,946	214,357	8%
TOTAL FCA US LLC	185,035	171,086	8%	1,082,143	1,020,123	6%
TOTAL CAR	46,258	39,665	17%	285,191	244,203	17%
TOTAL TRUCK	138,777	131,421	6%	796,636	775,920	3%

For additional information:
Ralph Kisiel
Tel.: +1-248-512-2757
Cell.: +1-248-705-9688
ralph.kisiel@fcagroup.com
www.fcagroup.com